Transcript from November 12, 2003 Conference Call- EXHIBIT 99.2

MANAGEMENT DISCUSSION SECTION

Operator

Good day and welcome to the Reptron Electronics Third Quarter 2003 Earnings Release Call. As a reminder, this call is being recorded. At this time, I would like to turn the call over to Mr. Paul Plante, President and Chief Operating Officer at Reptron Electronics. Please go ahead sir.

Paul Plante, President and Chief Operating Officer

Thank you and good morning everyone. The purpose of this call is to primarily go over the results of our operations for the third quarter, so I'm going to focus most of the discussion on that. When I am completed with the third quarter, we'll talk a little bit about how our recent Chapter 11 filing is going and kind of some comments on business outlook. As usual, I am going to try to provide as much detail as possible. So, I want to remind everyone in that spirit that everything I talk about here in the call today is intended to be covered under the Safe Harbor statement under the Private Securities Litigation Reform Act of 1995.

So, let's begin and talk about the third quarter. First of all, we've undergone some significant change this year. So, to remind the listeners, in June of this year we sold our Base Distribution business. And in October of this year, we sold our Memory Module division. And therefore, both of these divisions and their results are segregated in discontinued operations and when we go through the income statement they are reported on one line. Our remaining operations then reflect a pure EMS business where we are focusing all of our efforts and resources and energy, and then we operate that remaining business from 4 plants, one in Fremont, California, in Northern Minnesota, in Northern Michigan, and our headquarters in Tampa, Florida. A total of 435,000 square feet of manufacturing space servicing some 80 plus customers.

So if we look at the third quarter then from those continuing operations, the company generated $39 million of revenue. That was down 15% compared to the same period last year and flat sequentially from the second quarter this year. Year-to-date, we've generated $113 million of revenue from the continuing operations, which was down about 9% compared to the year-to-date revenue for 2002. We have focused specifically on industry segments that we believe can take advantage of our domestic footprint as well as the value-added services we provide, and that's reflected in the revenue by industry.

In the third quarter, medical customers represented about 36% of our revenue, industrial and instrumentation about 15%, banking about 15%, the telecom space about 9%, a category we call government, although it's primarily voting equipment, at 16%, semiconductor equipment was 3% of our revenue in the third quarter, and all others combined were 6%. If I've done my math right that should add up to the 100% of the revenue in the third quarter. And year-to-date, it's fairly similar. Year-to-date medical has been 42% of our company's revenue, industrial instrumentation 14%, year-to-date banking has been 13%, telecom has been 9%, government or voting has been 9%, semiconductor equipment has been 7%, and all other has been 6%. So, those are the types of industries that we deal with, that again can take advantage of the operating model that we've put forward.

In looking where the sales came from by location, year-to-date our Michigan facility has generated 30% of our revenue, our Minnesota 36%, our Florida - Tampa, Florida facility 25% of our revenue, and our California facility 9% of our revenue. That's year-to-date sales by location. And then I guess the last category we could look at to further breakdown sales would be sales by customer. Our company, year-to-date, only has 2 customers who have generated 10% or greater of our overall revenue. One of those is our largest customer that we've done business with for nearly 20 years and are very proud to be part of their supply chain. It's a firm called Diebold. Just shy of 20% of our revenue has come this year from sales for products to Diebold, and then the other 10% customer is a firm called Datascope. Again a long-term customer and one that we have a great relationship with, 12.3% of our revenue came from Datascope. All the other customers, I think the highest single customer represented 6% or less of revenue.

Next, if you look at our top 10 customers, they collectively represent 63% of our company's revenue. And one thing we've always had at Reptron is a fairly good diversity of customer base and industries served, certainly that continued here through year-to-date of '03. And, I am always quick to point too that not only do we have a good mix or balance of revenue streams, but the customers that we deal with are very strong companies, they are financed well, their products are thought of well in the marketplace and it's one of the key strengths that we have in our company that will allow us to continue to build upon.

Okay, so then if we take a look at gross profit dollars and gross margin. In the third quarter, we generated $5.3 million worth of gross profit that compares to $5.6 million in the same period last year or $5.5 million in the second quarter of this year. The company's gross margin percent stood at 13.5% in the quarter ended September 30th, the third quarter, which was up some 130 basis points from the 12.2% that we recorded in the same period last year and it was very similar to the margin that we had in the immediate previous quarter, the second quarter of this year. Year-to-date, the company has generated $15 million of gross profit dollars, that's up from $12.6 million last year, even though we had more sales last year. And, therefore, our gross margin year-to-date is 13.3%, that's up some 320 basis points from the 10.1% margin we had through this time period last year. So we have been running at higher margins, I think it is several reasons for that. Clearly, the continued focused on our chosen market segments, specifically medical, allows us to earn the appropriate gross profit margin that is necessary for us to be able to provide all the other services we provide.

We've reengineered our procurement team to take advantage of total spend as an organization to help drive material price down. And then we also have a fairly mature customer base at this point in time, we do have some startup activity but it's not inordinate relative to total sales, therefore we don't have the negative impact of significant startup costs relative to total revenue. We'll talk a little bit in the minute about some new opportunities that we are ramping up in early '04.

Okay, then the next line on the P&L statement would be operating expenses. If we look in the third quarter of this year, total operating expenses were $4.5 million, that's down 23% from the same period last year where we had $5.9 million of operating expenses, or that's on a $5.6 million annual reduction. And, we've really focused on, as most companies today, have focused on how to reduce operating costs in a tough market environment. I believe that further reductions are possible in our operating costs, clearly after our Chapter 11 proceedings are concluded and we have plans to do so.

Year-to-date, our operating costs totaled $14 million, and that's, again, down 22% from the year-to-date number of $17.9 million last year. Again, a focus of our company will continue to be, clearly the team has done a good job in reducing these costs. Then if we - that all adds down to operating income, the company recorded third quarter operating income of $706,000 in the third quarter of 2003, that compares to a $351,000 operating loss in the same period last year.

Now, if we look at our company's interest expense, we have 2 primary sources of debt that generate interest expense. The first being our Convertible Notes, which we are in the process of restructuring, and the second being all other interest, which is primarily our line of credit interest. The Convertible Notes, we made the announcement in January that we were beginning negotiations with our bondholders and we are hopefully completing those in the not too distant future through our Chapter 11 filing. However, even though interest has not been paid, Generally Accepted Accounting Principles requires that we accrue and record that interest until this refinance is complete. So in the third quarter this year we had recorded $1.3 million worth of interest associated with our Convertible Notes, and there was a total of another $300,000 all other interest for a total interest cost of $1.6 million.

Year-to-date, we've recorded $3.9 million of interest expense associated with the Convertible Notes and all other interest has been $800,000 for a total of $4.7 million of interest. Again, not to continue to repeat myself, however, the Convertible Note interest is booked and accrued but it's a non-cash item as the negotiated terms with our bondholders include the forgiveness of any debt that has not been paid, ie. the debt in the third quarter and year-to-date. So all that adds down to a pre-tax then loss from continuing operations in the third quarter of '03 of $845,000. However, I want to take a few minutes and kind of adjust that number for 2 items. When we complete the refinance of our bond, we are going to reduce the principal from $76 million down to $30 million and therefore, the interest expense will reduce appropriately. So we, in effect, have excess bond interest in the third quarter from where debt level will be of a total of $763,000 of excess bond interest. But if we start with our pre-tax loss of $845,000 and we add back that excess bond interest, had our bonds been refinanced as of $930,000, the company would have virtually been breakeven or had a loss of $82,000.

The other thing I'd like to mention, our industry has introduced this concept of cash earnings. In fact, most EMS companies, when they report their earnings, they report cash earnings, which does not include those non-cash items of depreciation and amortization. Our company had $1.765 million of depreciation and amortization in the third quarter, so the cash earnings of our company in the third quarter with a refinanced bond would have been $1.683 million. And our statements, because we are going through such change in our company, require some further explanation, so I'm trying not to get too complicated, but I want to make sure you have the right information. Likewise, if we go through that same exercise year-to-date, the company had a pre-tax loss from continuing operations of $3.742 million. But if we add back that excess bond interest that reduces that pre-tax loss to $1.454. The company had year-to-date depreciation of $4.824 million, so cash earnings year-to-date with a refinanced bond would have equaled $3.370 million. So those are the kinds of results that we would be looking for based on the same performance after the bond was completely refinanced, which we hope to have completed in the not too distant future.

The company also had a loss from discontinued operations in the third quarter of $3.2 million. That was primarily from our Memory Module business. The Distribution Business activity has pretty much wrapped up for the most part and by the end of the year, the Distribution business as well the Module business should be totally wrapped up. Well, most of it's behind us as we sit here today.

So then I would like to try to make a few comments about the company's balance sheet, starting with the working capital components. At September 30th, the company had accounts receivable total of $17.5 million and the day sales outstanding averaged 40 days. The company's inventory as of September 30th stood at $22 million and that computes to our day sales and inventory of 59 days or 6.2 turns annually. The company had accounts payable of $16 million as of September 30th, translating into a days payable outstanding of 43 days. So our company's cash conversion cycle as of September 30th stood at 56 days, which compares favorably to EMS companies that are in our niche and service the types of customers that we do. However, I believe that we are going to have further improvement in this area, most specifically in continued improvement in inventory turns. We have plans to gravitate and use more of vendor managed inventory beginning in '04 and forward, once our Chapter 11 filing is complete and behind us. Other items on the balance sheet that may require some explanation, there is a category called Assets Held For Sale that totaled $9 million as of September 30th. This is primarily accounts receivable and inventory for the Memory Module business, as that transaction did not close until October 27th. And there is also a category called Liabilities Held For Sale, that number totaled $1.5 million, again from the Module business, representing largely customer rebates that the seller is now responsible for. I am sorry the buyer. Also there's accrued expenses of $10.7 million on the balance sheet, $5.7 million of that total is the accrued bond interest that I mentioned earlier that current accounting pronouncements require that we accrue, although it will remain unpaid and will be eliminated from our balance sheet once we complete our 11 filing and the restructure of the notes.

At September 30th, then, if we look at our company's debt structure, we had Convertible Notes of $76.3 million, our line of credit was down to $13.9 million, and all other interest bearing debt totaled $4.4 million, so we had a total debt load $94.6 million. And peeking forward, the terms of the restructure of the bonds, bring it to from $76.3 million down to $30 million. We've already received the proceeds from the sale of the Memory Module business that has brought our line of credit down to somewhere around $7 million. And all other debt remaining at $4.4 million, the company would have $41.4 million of debt, not $94.6 million. And therefore, this restated balance sheet, if you will, if you took September 30th's balance sheet and you restated it simply for the refinance of the bonds and the proceeds from the Memory Module business, our debt to equity ratio then would reduce to 1.3 to 1 and debt would represent 57% of the company's total capitalization. The company would go from having a deficit in shareholder's equity to just over $30 million of shareholder's equity. And this is where we need to be and this is the reason for the last piece of our puzzle, if you will, the Chapter 11 filing so that we can, in an orderly process, finish that debt restructure and get our balance sheet where it needs to be based on the size of the company we are today. The company, I think I mentioned this before I'll mention it again, in the third quarter we had depreciation and amortization from continuing operations of $1.765 million and year-to-date that number from continuing operations was $4.824 million. We incurred $783,000 of capital expenditures in the third quarter and year-to-date, CapEx has totaled $1.570 million.

That concludes my comments relative to the operating results for the Q3. I want to mention a few other things before we conclude. First of all, I want to just give an update on our Chapter 11 proceedings. We had our first day motions on, they were heard on October 30th that were largely successful. We put in place a new $20 million debtor-in-possession working capital line of credit that's provided by CIT. As I mentioned earlier, the outstandings on that line are somewhere near $7 million as we sit here today. We are - got approval to use our cash management system to pay our employees' compensation, their benefits and there are 3 or 4 other motions that basically allowed us to get back and run our business and make sure we continue to satisfy customers through this 11 process. We've received great support from our customers and I want to thank them personally. I'm not, as I said earlier, I am not anticipating any loss of customers as a result of this filing. We did a lot of preparation ahead of time for the 90 days prior in letting them know this was our strategy and certainly all that preparation has paid off. We are receiving great support from our suppliers and I would like to thank all of our suppliers also. Some of them are going to have to wait until late January to receive payments of their pre-petition amounts, the majority of them will be in that category and, yet, they still continue to supply the company with goods and services and we really appreciate that. We do not anticipate any interruptions in our company's supply chain. We've gotten great support from our employees and I really want to thank the employees. Look, this whole filing creates a lot of extra work but our people have a great attitude and they understand how important this is and how important the success of it is in making our company even that much stronger going forward. And, I've said before and I say this often, we have a really great story to tell, but communication is going to always be the key to make sure that we can tell that great story and we keep everyone informed. So we are really trying to do that, and if anybody feels that we are faltering in that regard please let us know. But, so far, I think we are winning the battle and we are going to have a successful completion of this 11 in my view.

We are targeting, on that point, we are targeting a late January, early February conclusion. I hate to auger in on a specific date because when that date comes, if it goes and then we create concern. If there is anything that will draw it out significantly, certainly, we will keep everyone posted.

And then, a few words on business outlook, if we look at the quarter we're in right now, the fourth quarter, it would appear that the revenue stream in the fourth quarter will be similar to the revenue stream that we experienced in the third quarter, which, also, was similar to the revenue stream in the second quarter. Again, we've got this legacy customer base that's solid with us. We really haven't been ramping up that many significant new customers as, quite frankly, we've been very visible in terms of the need to refinance our balance sheet and to improve our operating results. And, as a result, we have signed some new customers but we've been really focusing on satisfying the ones that we have. In the first quarter of 2004, I mentioned earlier, we are going to be launching a good ramp up with a significant medical customer that we've talked about for a while and we are very pleased to add them to our portfolio of customers. Typically, the first quarter, if it's like any other years, we have a step down in revenue from the fourth quarter. So, we will be monitoring the ups and the downs and if the nets are downs, then we will make sure that we make adjustments accordingly so that we can continue to be successful. But I do want you to know that we believe that we have the customer support and the customer backlog to allow us to continue a string of profitability that we have demonstrated once the bond has been refinanced.

So, that's pretty much all I wanted to talk about today. When events with our 11 or any others warrant a press release or conference call, we will have one. I am traveling today and will be traveling for the remainder of the week. However, if there is something that you would like to reach me for, you certainly can contact my office in Tampa and my assistant will pass along your message. I think I've taken up enough of your time today, so that concludes my comments. Operator, I think we can now end the call.

Operator: And that does conclude today's conference call. We thank you for your participation and have a good afternoon.